November 21, 2019

Joseph Truitt
President and Chief Executive Officer
Achillion Pharmaceuticals, Inc.
1777 Sentry Parkway West, Building 14, Suite 200
Blue Bell, PA 19422

       Re: Achillion Pharmaceuticals, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed November 5, 2019
           File No. 001-33095

Dear Mr. Truitt:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:    Katherine D. Ashley - Skadden, Arps, Slate, Meagher & Flom LLP